 Exhibit 99.1

DUBAI, United Arab Emirates, July 09, 2024 (GLOBE NEWSWIRE) -- Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a leading technology provider for enterprise and government mobility solutions, has announced the closing of a 5-year contract with telecom giant e& Egypt, with approximate total value of up to $6.3 million. This represents a milestone in strengthening our footprint in the Egyptian market and solidifying our position as a leader in the mobility industry.

e& Egypt is one of Egypt’s top techo operators, it operates under the framework of e& Group, providing reliable services in telecommunications and information technology, all powered by a strong vision to become the leading techo and with a deep commitment to the mission of enriching lives in an ever-changing world.

This agreement reflects Swvl's commitment to offering tech-based mobility solutions that transform daily commutes regionally and globally, particularly in high-density, dynamic workplace environments, which demand exceptional operational and technological capabilities to ensure efficiency, reliability, and an enhanced customer experience.

Mostafa Kandil, CEO of Swvl, stated, "We believe that the trust placed in us by prominent partners like e& Egypt showcases how Swvl solutions can make a significant impact on the mobility landscape and also propels us forward on our path towards profitable growth. Through this partnership, we aim to redefine industry standards, drive societal impact, and pave the way for a more sustainable future in transit.”

About Swvl

Swvl is a global technology provider for enterprise and government mobility solutions. The company’s platform provides alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems empower individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and access to high-quality private buses and vans.

For additional information about Swvl, please visit www.swvl.com.

Forward-Looking Statements

This press release contains “forward-looking statements'' relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward looking statements when it discusses strengthening of its footprint in the Egyptian market and solidifying its position as a leader in the mobility industry; its business strategy; its belief that the trust placed in it by prominent partners like E& Egypt showcases how its solutions can make a significant impact on the mobility landscape and also propels it forward on its path towards profitable growth; and its aim to redefine industry standards, drive societal impact, and pave the way for a more sustainable future in transit.. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.